EXHIBIT 4.4

AMEDMENT
To
Gilat Satellite Networks Ltd. 2008 Share Incentive Plan
(the “Plan”)
Dated May 19, 2015

The terms of the Plan are hereby revised as follows:

•       In Section 6(a) of the Plan, the first sentence is hereby deleted and replaced by the following wording:
“Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 4.5 million in a fungible pool of Ordinary Shares”.

•       In Section 4 of the Plan, the words: “after October 29, 2015” are hereby deleted and replaced by the following wording: “after October 29, 2025”.

•       All other terms shall remain unchanged.